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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC File Number
8-68461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/15 and ending 6/30/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ernst & Young Capital Advisors, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
155 N. Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Steve Smith (312) 879-2000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Steve Smith**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Capital Advisors, LLC as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



DEBORAH SPITZLEY
Notary Public
Massachusetts
Commission Expires Apr 8, 2022

Signature

FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ERNST & YOUNG CAPITAL ADVISORS, LLC

CONTENTS


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Ernst & Young Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Ernst & Young Capital Advisors, LLC (the Company) as of June 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Ernst & Young Capital Advisors, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ernst & Young Capital Advisors, LLC. as of June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 18, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2016

ASSETS	
Cash	$ 16,381,206
Accounts receivable, net	1,234,662
Other assets	32,798
Total Assets	$ 17,648,666
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 75,875
Due to affiliates	2,072,814
Total liabilities	2,148,689
Member's equity	15,499,977
Total Liabilities and Member's Equity	$ 17,648,666

See accompanying notes to financial statements.

1. Nature of business

Ernst & Young Capital Advisors, LLC. (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware in November 2009. The Company is wholly-owned by EYCA Holdings LLC, which is wholly-owned by Ernst & Young U.S. LLP ("EY"). The Company's operations consist primarily of corporate finance consulting and other advisory services in connection with bankruptcies, corporate debt restructuring activities, corporate restructuring transactions, mergers and acquisitions, the sale of corporate assets including the divestiture of subsidiaries and other capital structure transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The Company carried an allowance of $0 as of June 30, 2016.

Revenue Recognition

The Company recognizes revenue from professional services in accordance with the terms of the engagement agreements, as earned. The Company recognizes revenue from transactional services upon (i) receipt of non-refundable retainers and (ii) successful completion of the transaction.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At June 30, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years after 2013.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company's net capital was approximately $14,233,000, which was approximately $14,089,000 in excess of its minimum requirement of $143,246.

4. Concentrations

During the year ended June 30, 2016, approximately 75% of the Company's revenues were from five customers. Approximately $749,000 from one customer was outstanding at June 30, 2016.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company believes it is not exposed to any significant credit risk to cash.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

The Company does not employ any personnel. The Company and EY operate under a Services Agreement whereby EY provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel, office space, facilities and equipment (including utilities), communications (including telephone, mobile telephone and data transmission), information technology support and all general and administrative services in connection with the Company's business. EY charges the Company for the provision of the services at agreed upon hourly rates for time incurred in connection with providing employee and administrative services on behalf of the Company. The hourly rate is agreed to at the start of each fiscal period and set forth in an addendum to the Services Agreement. EY also charges the Company for direct expenses paid for by EY on the Company's behalf. For the year ended June 30, 2016, EY charged the Company approximately $15,938,000 for the provision of employee and administrative services of which approximately $1,614,000 was payable to EY at June 30, 2016 and is included in the due to affiliate balance on the statement of financial condition. In addition, the Company has approximately $458,000 in the due to affiliate balance for amounts related to client payments received on behalf these EY affiliates or for the reimbursements of services provided to the Company.

For the year ended June 30, 2016, the Company returned $5,000,000 to EY. The member distribution has been recognized as a reduction of equity in the accompanying statement of changes in member's equity.

During the year ended June 30, 2016, the Company recognized $2,822,491 of revenue under two agreements entered into with related parties to provide advisory services. $749,000 was outstanding as of June 30, 2016 and is included in accounts receivable on the accompanying statement of financial condition.

7. Subsequent events

As of August 18, 2016, the Company collected approximately $877,000 of accounts receivable outstanding as of June 30, 2016. The Company also paid approximately $1,614,000 of the June 30, 2016 balance due to affiliates under the Services Agreement and approximately $282,000 for reimbursement to EY affiliates.

ERNST & YOUNG CAPITAL ADVISORS, LLC

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2016


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Member of
Ernst & Young Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2016, solely to assist you and the other specified parties in evaluating the Ernst & Young Capital Advisors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2016, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting any differences;

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workings papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting any differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 18, 2016

ERNST & YOUNG CAPITAL ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2016

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 57,539
Less Payments Made:		
Date Paid	Amount	
1-22-16	$41,995	
		(41,995)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 15,544
Payment made with Form SIPC 7		$ 15,544

See Report of Independent Registered Public Accounting Firm

ERNST & YOUNG CAPITAL ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2016

Total revenue	$23,015,474
Additions:	
Total additions	$ -0-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
100% of commissions and markups earned from Transactions in (i) certificates of deposit and (ii)Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
Other not related to securities business	
Total deductions	$
SIPC NET OPERATING REVENUES	$23,015,474
GENERAL ASSESSMENT @ .0025	$ 57,539

See Report of Independent Registered Public Accounting Firm

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2016